UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*


                         KERZNER INTERNATIONAL LIMITED
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                               (Name of Issuer)

                      Ordinary Shares ($0.001 par value)
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                        (Title of Class of Securities)

                                   P8797T13
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                                (CUSIP Number)

                            Richard M. Levine, Esq.
                 Executive Vice-President and General Counsel
                         Kerzner International Limited
                                 Coral Towers
                         Paradise Island, The Bahamas
                                (242) 363-6000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                April 30, 2006
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P8797T13                     13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Solomon Kerzner

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Not applicable (natural person)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     South African
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,912,019(1)(2)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,795,794(1)(2)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,912,019(1)(2)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.65%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________

(1) Total shares beneficially owned by Mr. Kerzner as of the date hereof consists of (i) 3,795,794 ordinary shares held for the account of World Leisure Group Limited, a British Virgin Islands holding company ("WLG") and
(ii) 116,225 ordinary shares over which WLG has the right to vote through certain proxy arrangements with Sun International Limited, a company organized under the laws of South Africa. WLG is owned and controlled by the Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands ("KFT"), and the Howard B. Kerzner Family Trust, a trust organized under the laws of the British Virgin Islands ("HBKFT"). Both KFT and HBKFT are controlled by Mr. Kerzner.

(2) See Item 5 in Amendment No. 5 to this Schedule 13D filed with the SEC on March 23, 2006.

Item 1.  Security and Issuer

          This amendment to this Schedule 13D ("Statement") is related to the ordinary shares, $0.001 par value per share (the "Ordinary Shares") of Kerzner International Limited, a corporation organized under the laws of the Commonwealth of The Bahamas ("Kerzner"). The address of the principal executive offices of Kerzner is Coral Towers, Paradise Island, The Bahamas.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

          As previously disclosed, on March 20, 2006, K-Two Holdco Limited ("Parent"), a newly formed International Business Company organized under the laws of The Bahamas and controlled by Mr. Kerzner, Howard B. Kerzner, Istithmar PJSC ("Istithmar"), and investment funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital Acquisitions, LLC, Providence Equity Partners, Inc., and The Related Companies, L.P., and K-Two Subco Limited ("Merger Sub"), a newly formed International Business Company organized under the laws of The Bahamas and a wholly-owned subsidiary of Parent, entered into an Agreement and Plan of Merger, dated as of March 20, 2006 with Kerzner (the "Merger Agreement"), pursuant to which, and subject to the conditions set forth therein, Merger Sub will merge with and into Kerzner (the "Merger").

          On April 30, 2006, Parent, Merger Sub and Kerzner entered into an Amended and Restated Agreement and Plan of Merger (the "Amended and Restated Merger Agreement"), which, among other things, terminates Kerzner's active solicitation of alternative transactions and increases the merger consideration to be received in the Merger by each holder of Ordinary Shares (other than Ordinary Shares to be canceled pursuant to the terms of the Amended and Restated Merger Agreement and Ordinary Shares held by holders who properly elect to exercise dissenters' rights under Bahamian law) from $76.00 in cash, without interest, to $81.00 in cash, without interest.

          Pursuant to the terms of the Amended and Restated Merger Agreement, neither Parent nor any of its affiliates is permitted to seek or obtain, or engage in any substantive discussions in respect of, any equity commitments or equity financing in respect of the Merger from any person who, as of April 30, 2006, was required to file a Schedule 13G or Schedule 13D under the Securities Exchange Act of 1934, as amended, as a result of such person's beneficial ownership of Ordinary Shares.

          On May 1, 2006, Kerzner issued a press release (the "Press Release") announcing the execution of the Amended and Restated Merger Agreement.

          Concurrently with the execution of the Amended and Restated Merger Agreement, WLG, Mr. Kerzner and Howard B. Kerzner entered into an equity rollover commitment letter (the "Equity Rollover Commitment Letter"), pursuant to which, and subject to the conditions set forth therein, immediately prior to the effective time of the Merger, in exchange for capital stock of Parent, WLG, Mr. Kerzner and Howard B. Kerzner will transfer, contribute and deliver to Parent an aggregate of 3,395,062 Ordinary Shares (including 500,000 restricted shares held by Howard B. Kerzner), which shares will be cancelled and retired in the Merger and will not be entitled to receive the Merger Consideration. The Equity Rollover Commitment Letter supersedes the equity rollover commitment letter entered into by WLG, Mr. Kerzner and Howard B. Kerzner on March 20, 2006 (which equity rollover commitment letter was described in Amendment No. 5 to this Schedule 13D) and such equity rollover commitment letter is of no further force or effect.

          In addition, concurrently with the execution of the Amended and Restated Merger Agreement, at the specific request of Kerzner, and as an inducement to Kerzner's willingness to enter into the Amended and Restated Merger Agreement, Kerzner, Parent, WLG, Mr. Kerzner, Howard B., Kerzner and Istithmar have entered into a Voting Agreement, dated as of April 30, 2006, (the "Voting Agreement") relating to the 3,795,794 Ordinary Shares held for the account of WLG and the 4,500,000 Ordinary Shares held for the account of Istithmar and any Ordinary Shares acquired by WLG, Mr. Kerzner, Howard B. Kerzner or Istithmar (each a "Holder") subsequent to the date of the Voting Agreement (collectively, the "Subject Shares"). The Voting Agreement supersedes the voting agreement, dated as of March 20, 2006, by and among Kerzner, Mr. Kerzner, Howard B. Kerzner and WLG (which voting agreement was described in Amendment No. 5 to this Schedule 13D) and such voting agreement is of no further force or effect.

          Pursuant to the Voting Agreement, and during the Voting Period (defined below), each Holder has agreed to vote or execute consents with respect to all Subject Shares beneficially owned as of the applicable record date in favor of the approval of the Amended and Restated Merger Agreement, the Merger and any other transaction contemplated by the Amended and Restated Merger Agreement at any shareholder meeting (or any adjournment or postponement thereof) held for the purpose of obtaining approval of the Amended and Restated Merger Agreement or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to the Amended and Restated Merger Agreement, the Merger or any other transaction contemplated by the Amended and Restated Merger Agreement is sought.

          In addition, each Holder has also agreed, during the Voting Period, to vote or execute consents with respect to all Subject Shares beneficially owned as of the applicable record date against each of the following matters at any meeting (or any adjournment or postponement thereof) of Kerzner's shareholders, or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to any of the following matters is sought: (i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Kerzner contained in the Amended and Restated Merger Agreement or of the Holder contained in the Voting Agreement; (ii) any action, proposal, transaction or agreement involving Kerzner or any of its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Amended and Restated Merger Agreement; (iii) any Company Acquisition Proposal (as defined below) (whether made prior to, as of or subsequent to the termination of the Amended and Restated Merger Agreement); and (iv) any material change in the present capitalization of Kerzner or any amendment to Kerzner's articles of association or memorandum of association.

          In addition, the Holders have appointed Parent and any designee of Parent, as their proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the Voting Period with respect to the Subject Shares in accordance with the Voting Agreement.

          "Voting Period" means the period from and including the date of the Voting Agreement through and including the earliest to occur of (i) the obtaining of shareholder approval of the Amended and Restated Merger Agreement, (ii) the termination of the Amended and Restated Merger Agreement in accordance with its terms other than due to Kerzner's willful and material breach of the non-solicitation covenant contained therein or under certain circumstances in which a Company Acquisition Proposal has been made, and (iii) if the Amended and Restated Merger Agreement is terminated for the exceptions described in clause (ii), the date that is six months after the date of such termination; provided that, if the Amended and Restated Merger Agreement is terminated pursuant to any of the provisions thereof described in clause (iii) and an agreement with respect to a Company Acquisition Proposal is entered into during the Voting Period and has not been consummated by the time the Voting Period would otherwise expire, the Voting Period will be extended until the earlier of the consummation of the transaction contemplated by that agreement (as it may be amended, modified or supplemented from time to time) or the termination of that agreement.

          "Company Acquisition Proposal" means any inquiry, proposal or offer from any person or group of persons other than Parent, Merger Sub or their respective affiliates relating to any direct or indirect acquisition or purchase of a business or businesses that constitutes 30% or more of the net revenues, net income or assets of Kerzner and its subsidiaries, taken as a whole, or 30% or more of any class or series of equity securities of Kerzner or its subsidiaries, any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 30% or more of any class or series of equity securities of Kerzner or its subsidiaries, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Kerzner (or any subsidiary or subsidiaries of Kerzner whose business or businesses constitute(s) 30% or more of the net revenues, net income or assets of Kerzner and its subsidiaries, taken as a whole).

          In addition, pursuant to the Voting Agreement, the Holders have agreed, during the Voting Period, not to sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or enter into any contract, option or other arrangement (including, without limitation, any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger, except that the Holders may Transfer any Subject Shares to any of their respective affiliates, provided that the effectiveness of any such Transfers shall be conditioned on the transferee agreeing in writing to be bound by the provisions of the Voting Agreement in a form reasonably satisfactory to Kerzner and Parent. Furthermore, the Holders have agreed not to enter into any other voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares.

          The information set forth in response to this Item 4 is qualified in its entirety by reference to the Amended and Restated Merger Agreement, the Equity Rollover Commitment Letter, the Voting Agreement and the Press Release, each of which is included as an exhibit hereto and is incorporated herein by reference.

          Other than as described above, Mr. Kerzner does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) to (j) of Item 4 of Schedule 13D, although Mr. Kerzner reserves the right to develop such plans or proposals.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

          The information set forth or incorporated by reference in Item 4 is hereby incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit K   Amended and Restated Agreement and Plan of Merger, dated as of
            April 30, 2006, among Kerzner International Limited, K-Two Holdco
            Limited and K-Two Subco Limited (incorporated by reference to
            Exhibit 2.1 to Kerzner International Limited's Form 6-K furnished to the SEC on May 1, 2006, File no. 001-4226)

Exhibit L   Press release dated May 1, 2006 (incorporated by reference to
            Exhibit 99.1 to Kerzner International Limited's Form 6-K furnished to the SEC on May 1, 2006, File no. 001-4226)

Exhibit M   Voting Agreement, dated as of April 30, 2006, among Kerzner
            International Limited, K-Two Holdco Limited, World Leisure Group
            Limited, Solomon Kerzner, Howard B. Kerzner and Istithmar PJSC
            (incorporated by reference to Exhibit 10.1 to Kerzner
            International Limited's Form 6-K furnished to the SEC on May 1,
            2006, File no. 001-4226)

Exhibit N   Equity Rollover Commitment Letter, dated as of April 30, 2006, from World Leisure Group Limited, Solomon Kerzner and Howard B.
            Kerzner to K-Two Holdco Limited

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2006


                                       By:  /s/ Solomon Kerzner
                                            -----------------------------------
                                            Name:  Solomon Kerzner

                                 EXHIBIT INDEX


Exhibit K   Amended and Restated Agreement and Plan of Merger, dated as of
            April 30, 2006, among Kerzner International Limited, K-Two Holdco
            Limited and K-Two Subco Limited (incorporated by reference to
            Exhibit 2.1 to Kerzner International Limited's Form 6-K furnished to the SEC on May 1, 2006, File no. 001-4226)

Exhibit L   Press release dated May 1, 2006 (incorporated by reference to
            Exhibit 99.1 to Kerzner International Limited's Form 6-K furnished to the SEC on May 1, 2006, File no. 001-4226)

Exhibit M   Voting Agreement, dated as of April 30, 2006, among Kerzner
            International Limited, K-Two Holdco Limited, World Leisure Group
            Limited, Solomon Kerzner, Howard B. Kerzner and Istithmar PJSC
            (incorporated by reference to Exhibit 10.1 to Kerzner
            International Limited's Form 6-K furnished to the SEC on May 1,
            2006, File no. 001-4226)

Exhibit N   Equity Rollover Commitment Letter, dated as of April 30, 2006, from World Leisure Group Limited, Solomon Kerzner and Howard B.
            Kerzner to K-Two Holdco Limited